SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vacasa, Inc.
(Name of Issuer)

Class A common stock, par value $0.00001 per share
(Title of Class of Securities)

91854V206
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446-4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 19 Pages)

______________________________

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 555
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.01%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Opportunistic Credit LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 71,559
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 71,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 71,559
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON DKOF VI Trading Subsidiary LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,270,442
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,270,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,270,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON DK VCSA Lender LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

12,194,056 (including 12,019,231 shares of Class A Common Stock issuable upon conversion of Notes (as defined in Item 4) (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes (as defined in Item 4)))*

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

12,194,056 (including 12,019,231 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes))*

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

12,194,056 (including 12,019,231 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes))*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON OO

* The conversion of the Notes reported herein is subject to (i) prior to receipt of Stockholder Approval (as defined in Item 4), the change of control provisions of the Revolving Credit Agreement, NASDAQ Listing Standard Rule 5635(b) and NASDAQ Listing Standard Rule 5635(d); and (ii) after receipt of Stockholder Approval, the change of control provisions of the Revolving Credit Agreement (the “Change of Control Rules”), and the percentage set forth in row (13) gives effect to clause (i) of the definition of the Change of Control Rules. However, rows (8), (10) and (11) show the number shares of Common Stock that would be issuable upon the conversion of the Notes in full and does not give effect to the Change of Control Rules. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Change of Control Rules, is less than the number of securities reported in rows (8), (10) and (11). The beneficial ownership percentage of such Reporting Person without giving effect to the Change of Control Rules is 44.03%.

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

13,536,612 (including 12,019,231 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes))*

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

13,536,612 (including 12,019,231 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes))*

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

13,536,612 (including 12,019,231 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes))*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON PN

*The conversion of the Notes reported herein is subject to the Change of Control Rules, and the percentage set forth in row (13) gives effect to clause (i) of the definition of the Change of Control Rules. However, rows (8), (10) and (11) show the number shares of Common Stock that would be issuable upon the conversion of the Notes in full and does not give effect to the Change of Control Rules. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Change of Control Rules, is less than the number of securities reported in rows (8), (10) and (11). The beneficial ownership percentage of such Reporting Person without giving effect to the Change of Control Rules is 48.88%.

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

13,536,612 (including 12,019,231 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes))*

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

13,536,612 (including 12,019,231 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes))*

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

13,536,612 (including 12,019,231 shares of Class A Common Stock issuable upon conversion of Notes (including 4,807,692 shares of Class A Common Stock issuable upon conversion of the DK Option Notes))*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON IN

*The conversion of the Notes reported herein is subject to the Change of Control Rules, and the percentage set forth in row (13) gives effect to clause (i) of the definition of the Change of Control Rules. However, rows (8), (10) and (11) show the number shares of Common Stock that would be issuable upon the conversion of the Notes in full and does not give effect to the Change of Control Rules. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Change of Control Rules, is less than the number of securities reported in rows (8), (10) and (11). The beneficial ownership percentage of such Reporting Person without giving effect to the Change of Control Rules is 48.88%.

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 8 of 19 Pages

The following constitutes Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D filed by the undersigned on April 22, 2024 (the "Original Schedule 13D” and the Original Schedule 13D as amended by this Amendment No. 1, the "Schedule 13D"), with respect to the shares of Class A common stock, par value $0.00001 per share (“Class A Common Stock”) of Vacasa, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated, as follows:

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

	(i)	M.H. Davidson & Co., a New York limited partnership (“CO”). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company (“CO GP”), is the general partner of CO and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of CO GP. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

	(ii)	Davidson Kempner Opportunistic Credit LP, a Cayman Islands exempted limited partnership (“DKOPPC”). Davidson Kempner Opportunistic Credit GP LLC, a Delaware limited liability company (“DKOPPC GP”), is the general partner of DKOPPC and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of DKOPPC GP. DKCM is responsible for the voting and investment decisions of DKOPPC;

	(iii)	DKOF VI Trading Subsidiary LP, a Cayman Islands exempted limited partnership (“DKOF VI”). Davidson Kempner Opportunities GP VI LLC, a Delaware limited liability company (“DKOF VI GP”), is the general partner of DKOF VI and Davidson Kempner Drawdown GP Topco LLC, a Delaware limited liability company, is the managing member of DKOF VI GP. DKCM is responsible for the voting and investment decisions of DKOF VI;

	(iv)	DK VCSA Lender LLC, a Delaware limited liability company (“DK VCSA Lender”). Madave Management LLC, a Delaware limited liability company (“Madave”), is the manager of DK VCSA Lender. The executive managing member of Madave is Anthony A. Yoseloff and the co-deputy executive managing members of Madave are Patrick W. Dennis and Gabriel T. Schwartz. DKCM is responsible for the voting and investment decisions of DK VCSA Lender;

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 9 of 19 Pages

(v) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission (the “SEC”), acts as investment manager to each of CO, DKOPPC, DKOF VI and DK VCSA Lender (“DKCM”). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The partners of DKCM are Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li; and

(vi) Mr. Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO, DKOPPC, DKOF VI and DK VCSA Lender reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(c)	The principal business of each of CO, DKOPPC, DKOF VI and DK VCSA Lender is to invest in securities. The principal business of DKCM is the management of the affairs of CO, DKOPPC, DKOF VI and DK VCSA Lender and other investment funds. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 10 of 19 Pages

(f)	(i)	CO – a New York limited partnership

	(ii)	DKOPPC – a Cayman Islands exempted limited partnership

	(iii)	DKOF VI – a Cayman Islands exempted limited partnership

	(iv)	DK VCSA Lender – a Delaware limited liability company

	(v)	DKCM – a Delaware limited partnership

	(vi)	Anthony A. Yoseloff – United States

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Funds for the purchase of the Notes (as defined in Item 4) reported herein were derived from the general working capital of DK VCSA Lender. A total of $30.0 million was paid to acquire the Initial Notes and up to $20.0 million may be paid to acquire the DK Option Notes (as defined in Item 4) (to the extent DK VCSA Lender exercises such option).

In addition, 174,825 shares of Class A Common Stock reported herein were acquired by DK VCSA Lender as Fee Shares (as defined in Item 4) pursuant to the terms and conditions of the Note Purchase Agreement.

Item 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 7, 2024, DK VCSA Lender entered into a note purchase agreement (the “Note Purchase Agreement”) by and among DK VCSA Lender, as purchaser, the other purchasers from time to time thereto, the Issuer, its subsidiaries Vacasa Holdings LLC, a Delaware limited liability company (“Holdings”), as guarantor, and V-Revolver Sub LLC (“Borrower”), a Delaware limited liability company, as borrower, and Acquiom Agency Services LLC, as administrative agent and collateral agent, providing for the issuance and sale of up to $75.0 million aggregate principal amount of first lien senior secured convertible notes due 2029 (the “Notes”) to DK VCSA Lender.

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 11 of 19 Pages

The Notes are comprised of: (i) $30.0 million of Notes (the “Initial Notes”) issued on August 7, 2024 (the “Funding Date”); (ii) up to $20.0 million of Notes to be issued pursuant to an option granted by the Borrower to DK VCSA Lender, which is exercisable at DK VCSA Lender’s option within six months after the Funding Date, on the same terms and conditions as the Initial Notes (the “DK Option Notes”); and (iii) up to $25.0 million of Notes to be issued pursuant to the mutual agreement of the Borrower and DK VCSA Lender any time after the Funding Date, but before the Maturity Date (as defined below), on the same terms and conditions as the Initial Notes (the “Mutual Option Notes” and together with the DK Option Notes, the “Additional Notes”). In the event DK VCSA Lender does not exercise its option to purchase the DK Option Notes, then the Borrower may issue the DK Option Notes to a third-party purchaser pursuant to the terms of the Note Purchase Agreement.

Simultaneously with and pursuant to the Note Purchase Agreement the Borrower and each guarantor thereunder also entered into a collateral agreement (the “Collateral Agreement”) establishing a first priority lien on substantially all of the assets of Holdings, the Borrower and the guarantors, and entered into a guarantee agreement (the “Guarantee Agreement”) guaranteeing the Notes. The liens established under the Collateral Agreement are pari passu in priority with the liens under the Borrower’s existing senior secured revolving credit facility.

The Notes will bear interest at an annual rate of 11.25%, which is payable in kind for the first three years, by adding the amount of such accrued interest to the principal amount of the Notes provided that, at the Borrower’s election, interest may be paid in cash at an annual rate of 9.75%. Beginning on August 7, 2027, the Notes will bear interest at an annual rate equal to 9.75% payable in cash. The Notes will mature on August 7, 2029 (the “Maturity Date”), unless earlier repurchased, redeemed or converted. The Notes are guaranteed by Holdings and certain other current and future subsidiaries of the Issuer, and are secured by a first priority lien on substantially all of their respective assets (other than certain excluded assets).

The Notes will be convertible, in whole and not in part (subject to certain limitations described below), into shares of Class A Common Stock, at the option of DK VCSA Lender; provided, however, that in the event that any conversion of the Notes would trigger the Change of Control Rules (as defined in the Notes), then the Notes shall be converted in part, at the maximum amount permitted without triggering such Change of Control Rules. The initial conversion price of the Notes is $4.16 (the “Conversion Price”), which is subject to customary anti-dilution adjustments.

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 12 of 19 Pages

From and after August 7, 2027, the Borrower may redeem the Notes, in whole or in part, at a redemption price equal to 102% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest. In addition, from and after August 7, 2027, if the closing price per share of the Class A Common Stock exceeds 225% of the Conversion Price for 20 out of 30 consecutive trading days, the Borrower may redeem all, but not less than all, of the Notes at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest. Upon the consummation of a Major Transaction (as defined in the Note Purchase Agreement), the Borrower may also redeem all, but not less than all, of the Notes then outstanding in an amount equal to 130% of the initial principal amount of the Notes to be redeemed, less all accrued interest previously paid in cash.

The Note Purchase Agreement includes customary negative covenants, subject to specified exceptions, including limits on the ability of the Borrower to incur additional debt. The Note Purchase Agreement also includes customary events of default, the occurrence of which may result in the acceleration of the maturity of the Notes. In addition, the Borrower may not permit (i) the Liquidity (as defined in the Note Purchase Agreement) to be less than $15 million as of the last day of any Test Period (as defined in the Note Purchase Agreement), commencing with the Test Period ending on September 30, 2024 and (ii) the Consolidated EBITDA (as defined in the Note Purchase Agreement) of the Borrower and its subsidiaries to be less than $15 million as of the last day of any Test Period, commencing with the Test Period ending on December 31, 2026.

Pursuant to the terms of the Note Purchase Agreement, the Issuer will seek to obtain stockholder approval under Nasdaq rules with respect to the issuance of Conversion Shares (as defined in the Note Purchase Agreement) in excess of the limitations imposed by such rules at the Issuer’s next annual meeting of stockholders following the Funding Date.

DK VCSA Lender will have certain preemptive rights with respect to certain issuances of shares of Class A Common Stock and certain rights of first offer with respect to certain debt issuances by the Issuer, Borrower or any of their direct or indirect subsidiaries.

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 13 of 19 Pages

In addition, the Issuer granted certain rights to DK VCSA Lender to designate certain individuals (each such individual, a “Nominee”) to the Board and the committees thereof. Pursuant to the terms of the Note Purchase Agreement, following the Funding Date, (A) for so long as DK VCSA Lender continues to beneficially own at least 50% of the number of shares of Class A Common Stock (on an as-converted basis) that it held on the Funding Date, then DK VCSA Lender will have the right to designate two Nominees, and (B) for so long as DK VCSA Lender continues to beneficially own less than 50% but at least 25% of the number of shares of Class A Common Stock (on an as-converted basis) that it held on the Funding Date, then DK VCSA Lender will have the right to designate one Nominee to the Board. In the event the full $45.0 million aggregate principal amount of Additional Notes is issued to DK VCSA Lender, then upon the purchase by DK VCSA Lender of such Additional Notes, for so long as DK VCSA Lender continues to beneficially own at least 67% of the number of Conversion Shares underlying the Notes on an as-converted basis as of the Funding Date (including the purchase of such Additional Notes as if it occurred on the Funding Date), then DK VCSA Lender will have the right to designate three Nominees. If, following the issuance of such Additional Notes, DK VCSA Lender at any time owns less than 67% of the number of Conversion Shares underlying the Notes on such as-converted basis, then DK VCSA Lender will have the right to designate the applicable number of Nominees as described in the second sentence of this paragraph. In addition, in the event the Borrower and its subsidiaries fail to comply with the requirements of the Home Churn Covenant (as defined in the in the Note Purchase Agreement) as of the last day of any applicable Test Period of the Borrower, commencing with the Test Period ending on December 31, 2025, DK VCSA Lender will have the right to designate up to two additional Nominees (provided that in no event will DK VCSA Lender have the right to designate more than four Nominees at any given time). At the Funding Date, DK VCSA Lender has the right to designate, and has designated, one Nominee to be appointed to the Compensation Committee of the Board, one Nominee to be appointed to the Nominating and Corporate Governance Committee of the Board, and two Nominees to be appointed to the Strategy and Finance Committee of the Board. DK VCSA Lender also has the right to designate one Nominee to be appointed to any committee of the Board formed after the Funding Date. The rights described in this paragraph are subject to certain exceptions and limitations set forth in the Note Purchase Agreement. Effective immediately upon the closing of the Initial Notes issuance (i) Alan Liu (“Mr Liu”), Principal at DKCM, and Luis Sosa (“Mr. Sosa”), Operating Principal with Davidson Kempner Hawthorne Partners LLC, an affiliate of DKCM, joined the Board, (ii) Mr. Liu was appointed to the Nominating and Corporate Governance Committee and the Strategic & Finance Committee and (iii) Mr. Sosa was appointed to the Compensation Committee and the Strategic and Finance Committee.

On the Funding Date, the Issuer also issued to DK VCSA Lender an aggregate of 174,825 shares of Class A Common Stock (the “Fee Shares”), representing payment in full of certain amounts payable to DK VCSA Lender in respect of the Initial Notes pursuant to the Note Purchase Agreement.

The foregoing descriptions of the Note Purchase Agreement, the Notes, the Collateral Agreement and the Guarantee Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Note Purchase Agreement, the Form of Note, the Collateral Agreement and the Guarantee Agreement, copies of which are attached herewith as Exhibits 99.2, 99.3, 99.4 and 99.5 respectively, and the terms of which are incorporated herein by reference.

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 14 of 19 Pages

On August 7, 2024, the Issuer entered into a Voting Agreement (the “Voting Agreement”) with certain existing investors of the Issuer affiliated with Silver Lake, Riverwood Capital and Level Equity Management (collectively, the “Stockholders”). Pursuant to the Voting Agreement, each Stockholder agreed with the Issuer to vote all shares of Class A Common Stock and the Issuer’s Class B Common Stock, par value $0.00001 per share, owned or held of record by such Stockholder at each annual or special meeting of the Issuer’s stockholders (and at every adjournment or postponement thereof) at which Stockholder Approval (as defined below) is sought, in favor of such Stockholder Approval, until such time as such Stockholder Approval has been obtained. “Stockholder Approval” is defined in the Voting Agreement as such approval as may be required by the Nasdaq Global Market (or, if applicable, any such other trading market on which the Class A Common Stock may subsequently be primarily listed and quoted for trading) from the stockholders of the Issuer under Rule 5635(b) and Rule 5635(d) of the listing rules of The Nasdaq Stock Market LLC with respect to the issuance of the shares of Class A Common Stock underlying the Notes.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed herewith as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2024 and incorporated herein by reference.

On August 7, 2024, DK VCSA Lender entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) with certain related parties of DK VCSA Lender (together with DK VCSA Lender, the “DK Holders”), certain existing investors of the Issuer (the “Existing Investors”) and the Issuer. The A&R Registration Rights Agreement amends and restates the Registration Rights Agreement, dated as of December 6, 2021 (the “Original Registration Rights Agreement”), by and among the Issuer and the Existing Investors. The material terms of the A&R Registration Rights Agreement are substantially the same as those of the Original Registration Rights Agreement, which are described in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed by the Issuer with the Securities and Exchange Commission (“SEC”) on April 8, 2024, under the heading “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

CUSIP No. 91854V206	SCHEDULE 13D/A	Page 15 of 19 Pages

In addition, pursuant to the A&R Registration Rights Agreement, the Issuer granted the DK Holders registration rights consistent with those of the other Major Investors (as defined therein). The Issuer also agreed to use commercially reasonable efforts to file, within 30 days after the Funding Date or the date of any issuance of Additional Notes, a registration statement on Form S-3 (or such other form of registration statement as is then available to effect a registration under the Securities Act of 1933, as amended (the “Securities Act”)), permitting the offer and resale from time to time with respect to all of the registrable securities then held by the DK Holders, including all shares of Class A Common Stock issuable upon the conversion of the Notes then held by the DK Holders.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.6 and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated, as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of approximately 15,500,000 shares of Class A Common Stock outstanding as of June 30, 2024, as reported in the Issuer’s Shareholder Letter dated as of August 8, 2024 with respect to the Second Quarter of 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Item 4 is incorporated herein by reference. Other than the transactions described in Item 4, the Reporting Persons did not effect any transactions in the shares of Class A Common Stock within the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Class A Common Stock.

(e)	Not applicable.

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Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated, as follows:

Exhibit 99.1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 99.2	Note Purchase Agreement, dated as of August 7, 2024, among the Issuer, Vacasa Holdings LLC, a Delaware limited liability company, V-Revolver Sub LLC, Vacasa, Inc., the purchasers party thereto and Acquiom Agency Services LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2024)

Exhibit 99.3	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2024)

Exhibit 99.4	Collateral Agreement, dated as of August 7, among Vacasa Holdings LLC, V-Revolver Sub, LLC, the other grantors party thereto and Acquiom Agency Services LLC, as collateral agent (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2024)

Exhibit 99.5	Guarantee Agreement, dated as of August 7, 2024 among Vacasa Holdings LLC, V-Revolver Sub, LLC, the subsidiary guarantors party thereto and Acquiom Agency Services LLC, as collateral agent (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2024)

Exhibit 99.6	Amended and Restated Registration Rights Agreement, dated as of August 7, 2024, among Vacasa, Inc., a Delaware corporation, and each of the Holders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2024)

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 9, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (b) Davidson Kempner Drawdown GP Topco LLC, as Managing Member of Davidson Kempner Opportunities GP VI LLC, as General Partner of DKOF VI Trading Subsidiary LP, (c) Davidson Kempner Liquid GP Topco LLC, as Managing Member of (1) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (2) Davidson Kempner Opportunistic Credit GP LLC, as General Partner of Davidson Kempner Opportunistic Credit LP and (d) Madave Management LLC, as Manager of DK VCSA Lender LLC.

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SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Class A Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person’s beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: M.H. Davidson & Co. (“CO”)

M.H. Davidson & Co. GP, L.L.C. (“CO GP”) serves as the general partner of CO. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of CO. CO GP is a Delaware limited liability company.

Davidson Kempner Liquid GP Topco LLC (“Liquid GP Topco”) serves as the managing member of CO GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in CO GP and in other entities formed to act as a general partner. Liquid GP Topco is a Delaware limited liability company.

Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the “DK Managing Members”) serve as the managing members of Liquid GP Topco. The business address of each DK Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each DK Managing Member is to invest for funds and accounts under their management. Each DK Managing Member is a United States citizen.

REPORTING PERSON: Davidson Kempner Opportunistic Credit LP (“DKOPPC”)

Davidson Kempner Opportunistic Credit GP LLC (“DKOPPC GP”) serves as the general partner of DKOPPC. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKOPPC. DKOPPC GP is a Delaware limited liability company.

Liquid GP Topco serves as the managing member of DKOPPC GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in DKOPPC GP and in other entities formed to act as a general partner. Liquid GP Topco is a Delaware limited liability company.

The DK Managing Members serve as the managing members of Liquid GP Topco. The other information with respect to the DK Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.

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REPORTING PERSON: DKOF VI Trading Subsidiary LP (“DKOF VI”)

Davidson Kempner Opportunities GP VI LLC (“DKOF VI GP”) serves as the general partner of DKOF VI. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKOF VI. DKOF VI GP is a Delaware limited liability company.

Davidson Kempner Drawdown GP Topco LLC (“Drawdown GP Topco”) serves as the managing members of DKOF VI GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in DKOF VI GP and in other entities formed to act as a general partner. Drawdown GP Topco is a Delaware limited liability company.

The DK Managing Members serve as the managing members of Drawdown GP Topco. The other information with respect to the DK Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DK VCSA LENDER LLC (“DK VCSA LENDER”)

Madave Management LLC (“Madave”) serves as the manager of DK VCSA Lender. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DK VCSA Lender. Madave is a Delaware limited liability company.

The executive managing member of Madave is Anthony A. Yoseloff and the co-deputy executive managing members of Madave are Patrick W. Dennis and Gabriel T. Schwartz.

The other information with respect to Anthony A. Yoseloff, Patrick W. Dennis and Gabriel T. Schwartz, each also a DK Managing Member, required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP (“DKCM”)

DKCM GP LLC (“DKCM GP”) serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

Anthony A. Yoseloff, Shulamit Leviant and Gabriel T. Schwartz (collectively, the “DKCM GP Managing Members”) serve as the managing members of DKCM GP. The other information with respect to the DKCM GP Managing Members, each also a DK Managing Member, required by Instruction C of the instructions to Schedule 13D is set forth above.